SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G*

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                Ceres Group, Inc.
                                -----------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    156772105
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No.  156772105                  13G              Page  2  of  8  Pages
                                                            ---    ---
--------------------------                            --------------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Orin S. Kramer
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]

                                                                      (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       342,262
  OWNED BY    ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   342,262
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       342,262
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       1.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No.  156772105                  13G              Page  3  of  8  Pages
                                                            ---    ---
--------------------------                            --------------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kramer Spellman, L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]

                                                                      (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       342,262
  OWNED BY    ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   342,262
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       342,262
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       1.0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No.  156772105                  13G              Page  4  of  8  Pages
                                                            ---    ---
--------------------------                            --------------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Boston Provident Partners, L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]

                                                                      (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       320,862
  OWNED BY    ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   320,862
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       320,862
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0.9%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Stock, par value $0.001 per share, of Ceres Group, Inc., a Delaware corporation, to amend the Schedule 13G filed on February 6, 2003 (the "Schedule 13G"). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13G.

Item 4:                Ownership:
------                 ---------

     Item 4 of the Schedule 13G is hereby amended by its deletion in the entirety and its replacement with the following:

     By virtue of the General Partner's position as general partner of Boston Provident and another investment fund (together with Boston Provident, the "Funds"), the General Partner possesses voting and dispositive control over the shares of Common Stock (the "Shares") held directly by the Funds and may therefore be deemed to have indirect beneficial ownership of the Shares. By virtue of his position as general partner of the General Partner, Mr. Kramer may be deemed to have indirect beneficial ownership of the Shares. The beneficial ownership of the Reporting Persons is reported herein as of the date of this
Schedule 13G.

A. Orin S. Kramer
   --------------
     (a) Amount beneficially owned: 342,262
     (b) Percent of class: 1.0% The percentages used herein and in the rest of this statement are calculated based upon the 34,344,434 shares of Common Stock issued and outstanding as of October 31, 2003, as reflected in the Company's Form 10-Q for the period ending September 30, 2003, filed on November 14, 2003.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 342,262
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition: 342,262

B. Kramer Spellman, L.P.
   ---------------------
     (a) Amount beneficially owned: 342,262
     (b) Percent of class: 1.0%
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: 0
          (ii) Shared power to vote or direct the vote: 342,262
          (iii) Sole power to dispose or direct the disposition: 0
          (iv) Shared power to dispose or direct the disposition: 342,262

C. Boston Provident Partners, L.P.
   -------------------------------
     (a) Amount beneficially owned: 320,862
     (b) Percent of class: 0.9%
     (c) Number of shares as to which such person has:
          (i)  Sole power to vote or direct the vote: 0
          (ii) Shared power to vote or direct the vote: 320,862
          (iii) Sole power to dispose or direct the disposition: 0
          (iv) Shared power to dispose or direct the disposition: 320,862

Item 5:                Ownership of Five Percent or Less of a Class:
------                 --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

Item 10:               Certification:
-------                -------------

     Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2004

                                        KRAMER SPELLMAN, L.P.


/s/ Orin S. Kramer                      By:  /s/ Orin S. Kramer
------------------------------               -----------------------------------
Orin S. Kramer                               Name:   Orin S. Kramer
                                             Title:  General Partner



                                        BOSTON PROVIDENT PARTNERS, L.P.

                                        By:   Kramer Spellman, L.P.,
                                              its General Partner

                                        By:  /s/ Orin S. Kramer
                                             -----------------------------------
                                             Name:   Orin S. Kramer
                                             Title:  General Partner













                      [SIGNATURE PAGE TO AMENDMENT NO. 1 TO
                          SCHEDULE 13G WITH RESPECT TO
                               CERES GROUP, INC.]

                                  Exhibit Index
                                  -------------

EXHIBIT 1: Joint Acquisition Agreement, by and among Orin S. Kramer, Kramer Spellman, L.P. and Boston Provident Partners, L.P., dated February 6, 2003, incorporated herein by reference to
                  Exhibit 1 of the Schedule 13G.